August 10, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Central Plains Bancshares, Inc. Registration Statement on Form S-1 (Registration Number 333-272636) Request for Acceleration of Effectiveness

Ladies and Gentlemen:
In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Central Plains Bancshares, Inc., a Maryland corporation, in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 11:00 a.m., Eastern Time, on August 14, 2023, or as soon thereafter as practicable.
Very truly yours,
Keefe, Bruyette & Woods, Inc.

/s/ Patricia A. McJoynt
Name: Patricia A. McJoynt
Title: Managing Director

Keefe, Bruyette & Woods ● 1 North Wacker Drive, Suite 3400 ● Chicago, IL 60606
312.423.8200 ● 800.929.6113 ● www.kbw.com